Amendment No. 1 dated January 2, 2026 to Prospectus Supplement dated November 26, 2025 (To Prospectus dated November 26, 2025)	Filed pursuant to Rule 424(b)(5) Registration No. 333-291727

THE GLIMPSE GROUP, INC.

Up to $9,478,200

Common Stock

This Amendment No. 1 to Prospectus Supplement, or this Amendment, amends our prospectus supplement dated November 26, 2025, or the Prospectus Supplement. This Amendment should be read in conjunction with the Prospectus Supplement and the base prospectus dated November 26, 2025 (File No. 333-291727), or the Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus Supplement or the Prospectus. This Amendment is not complete without, and may only be delivered or utilized in connection with, the Prospectus Supplement and the Prospectus, and any future amendments or supplements thereto.

We entered into an At-the-Market Sales Agreement dated as of July 11, 2025, as amended on November 21, 2025, or the Sales Agreement, with WestPark Capital, Inc., or WestPark Capital or the Sales Agent, relating to the sale of our common stock, par value $0.001 per share, offered by the Prospectus Supplement and the Prospectus. On January 2, 2026, we entered into an amendment to the Sales Agreement to increase the amount of shares of our common stock we may offer and sell pursuant thereto from $3,502,910 to $9,478,200.

Our common stock is listed on the Nasdaq Capital Market under the symbol “VRAR.” The last reported sale price of our common stock on the Nasdaq Capital Market on December 31, 2025 was $0.93 per share.

We are filing this Amendment to amend the Prospectus Supplement to update the amount of shares of our common stock we are eligible to sell under General Instruction I.B.6. of Form S-3 and pursuant to the Sales Agreement, as amended. As of the date of this Amendment, the aggregate market value of our outstanding common stock held by non-affiliates, or our public float, was approximately $28,434,602, based on a total of 21,076,506 shares of common stock outstanding, of which 17,883,398 shares were held by non-affiliates, at a price of $1.59 per share, the closing sales price of our common stock on November 3, 2025, which is the highest closing price of our common stock on the Nasdaq Capital Market within the prior 60 days. Pursuant to General Instruction I.B.6. of Form S-3, in no event will we sell our securities in a public primary offering in reliance on General Instruction I.B.6. of Form S-3 with a value exceeding one-third of our public float in any 12-calendar-month period so long as our public float remains below $75,000,000. During the 12 calendar months prior to and including the date of this Amendment, we have not sold any securities pursuant to General Instruction I.B.6. of Form S-3.

As a result of these limitations and our current public float, and in accordance with the terms of the Sales Agreement, as amended, we may offer and sell up to $9,478,200 of our common shares from time to time through the Sales Agent pursuant to the Prospectus Supplement, as amended by this Amendment, and the Sales Agreement, as amended. Prior to the filing of this Amendment, no shares of our common stock have been sold pursuant to the Sales Agreement.

Sales of our common stock, if any, under the Prospectus Supplement, as amended by this Amendment, and the Prospectus, may be made by any method permitted by law that is deemed an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, or the Securities Act. The Sales Agent will use its commercially reasonable efforts consistent with its normal trading and sales practices and applicable state and federal laws, rules and regulations and the rules of the Nasdaq Capital Market. There is no arrangement for funds to be received in any escrow, trust or similar arrangement.

We will pay the Sales Agent a total commission for its services in acting as agent in the sale of shares of our common stock based on the prevailing market rate of the gross sales price per share of all shares sold through the Sales Agent as agent under the Sales Agreement, as amended. See “Plan of Distribution” for information relating to certain expenses of the Sales Agent to be reimbursed by us.

In connection with the sale of the shares of common stock on our behalf, the Sales Agent will be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation of the Sales Agent will be deemed to be underwriting commissions or discounts. We have also agreed to provide indemnification and contribution to the Sales Agent with respect to certain liabilities, including liabilities under the Securities Act and the Securities Exchange Act of 1934, as amended, or the Exchange Act.

We are an “emerging growth company” as defined under federal securities laws, and, as such, have elected to comply with certain reduced public company reporting requirements for the Prospectus Supplement, as amended by this Amendment, and the Prospectus, and the documents incorporated by reference in the Prospectus Supplement, as amended by this Amendment, and the Prospectus, and may elect to comply with reduced public company reporting requirements in future filings.

Investing in our common stock involves a high degree of risk. You should carefully review the risks and uncertainties described under the heading “Risk Factors” in the Prospectus Supplement beginning on page S-4, and under similar headings in the Prospectus and the documents incorporated by reference into the Prospectus Supplement and the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Amendment, the Prospectus Supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

WESTPARK CAPITAL, INC.

The date of this Amendment No. 1 to Prospectus Supplement is January 2, 2026

TABLE OF CONTENTS

AMENDMENT NO. 1 TO PROSPECTUS SUPPLEMENT

S-i

THE OFFERING

Common stock offered by us pursuant to this prospectus supplement	Shares of our common stock having an aggregate offering price of up to $9,478,200.

Common stock to be outstanding immediately after this offering	Up to 31,268,118 shares (as more fully described in the notes following this table), assuming sales of 10,191,612 shares of common stock in this offering at an offering price of $0.93 per share, which was the last reported sale price of our common stock on the Nasdaq Capital Market on December 31, 2025. The actual number of shares of common stock issued will vary depending on the sales price under this offering.

Manner of Offering	“At the market offering” as defined in Rule 415(a)(4) under the Securities Act, including sales made directly on or through the Nasdaq Capital Market, or any other existing trading market for our common stock in the United States or to or through a market maker, through the Sales Agent. See “Plan of Distribution” on page S-4 of this Amendment.

Use of proceeds	We intend to use the net proceeds of this offering for working capital and general corporate purposes. See “Use of Proceeds.”

Risk factors	Investing in our common stock involves a high degree of risk and purchasers of our common stock may lose part or all of their investment. You should read this Amendment, the Prospectus Supplement and the Prospectus, and the documents incorporated by reference in the Prospectus Supplement, as amended by this Amendment, and the Prospectus carefully, including the sections entitled “Risk Factors” and our consolidated financial statements and related notes, before investing in our common stock.

Nasdaq Capital Market Symbol	“VRAR”

The number of shares of common stock to be outstanding immediately after this offering is based on 21,076,506 shares of common stock outstanding as of the date of December 31, 2025, and excludes, as of that date, the following:

●	87,500 shares of common stock issuable upon exercise of outstanding warrants with a weighted average exercise price of $7.00;

●	650.000 shares issuable upon exercise of outstanding warrants with a weighted average exercise price of $1.75; and

●	Approximately 2,818,402 shares of common stock issuable upon exercise of outstanding options with a weighted average exercise price of $3.33, of which approximately 1,917,257 are currently exercisable with a weighted average exercise price of $3.55.

Except as otherwise noted, all information in this Amendment assumes no exercise of the warrants and options described above.

S-1

USE OF PROCEEDS

We may issue and sell shares of our common stock having aggregate sales proceeds of up to $9,478,200 from time to time, before deducting sales agent commissions and expenses. The amount of proceeds from this offering will depend upon the number of shares of our common stock sold and the market price at which they are sold. Because there is no minimum offering amount required as a condition of this offering, the actual total public offering amount, commissions and proceeds to us, if any, are not determinable at this time. There can be no assurance that we will be able to sell any shares under or fully utilize the Sales Agreement, as amended, with the Sales Agent as a source of financing.

We intend to use the net proceeds, if any, from this offering for general corporate purposes and working capital. The foregoing expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. We cannot predict with certainty the particular uses for the net proceeds to be received from this offering. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of the net proceeds.

Pending our use of the net proceeds from this offering, we may invest the net proceeds in a variety of capital preservation investments, including short-term, interest bearing instruments.

S-2

DILUTION

As of September 30, 2025, our historical net tangible book value was approximately $5.2 million, or $0.25 per share. Our historical net tangible book value is the amount of our total tangible assets less our total liabilities. Historical net tangible book value per share represents historical net tangible book value divided by the 21,066,006 shares of common stock outstanding as of September 30, 2025.

After giving effect to the sale of 10,191,612 shares of common stock in this offering in the aggregate amount of approximately $9,478,200 at an assumed price of $0.93 per share, which was the last reported sale price of our common stock on the Nasdaq Capital Market on December 31, 2025, and after deducting potential commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of September 30, 2025 would have been approximately $14,672,299, or $0.47 per share. This represents an immediate increase in net tangible book value of approximately $0.22 per share of common stock to our existing stockholders and an immediate dilution of approximately $0.46 per share of common stock to purchasers of our common stock in this offering.

The following table illustrates this dilution on a per share basis:

Assumed public offering price per share		$0.93
Historical net tangible book value per share as of September 30, 2025	$0.25
Increase in net tangible book value per share attributable to this offering	$0.22
As adjusted net tangible book value per share after giving effect to this offering		$0.47
Dilution per share to new investors purchasing shares in this offering		$0.46

The information discussed above is illustrative only and will adjust based on the actual price at which shares of our common stock are sold.

The table and discussion above excludes, as of December 31, 2025:

●	87,500 shares of common stock issuable upon exercise of outstanding warrants with a weighted average exercise price of $7.00;

●	650,000 shares issuable upon exercise of outstanding warrants with a weighted average exercise price of $1.75; and

●	Approximately 2,818,402 shares of common stock issuable upon exercise of outstanding options with a weighted average exercise price of $3,33, of which approximately 1,917,257 are currently exercisable with a weighted average exercise price of $3.55.

To the extent that stock options or warrants outstanding as of September 30, 2025 have been or may be exercised or other shares issued, investors purchasing our common stock in this offering will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

S-3

PLAN OF DISTRIBUTION

We have entered into the Sales Agreement, as amended, with WestPark Capital, under which we may issue and sell from time to time, shares of our common stock having an aggregate offering price of up to $9,478,200 through or to the Sales Agent as sales agent or principal. Sales of the common stock, if any, will be made at market prices by any method that is deemed to be an “at-the-market offering” as defined in Rule 415 under the Securities Act, including sales made directly on or through the Nasdaq Capital Market or any other existing trading market for the common stock in the United States or to or through a market maker.

Each time we wish to issue and sell shares of common stock under the Sales Agreement, as amended, we will notify the Sales Agent of the number of shares to be issued, the dates on which such sales are anticipated to be made, any limitation on the number of shares to be sold in any one day and any minimum price below which sales may not be made. Once we have so instructed the Sales Agent, subject to the terms and conditions of the Sales Agreement, as amended, the Sales Agent has agreed to use its commercially reasonable efforts consistent with its normal trading and sales practices to sell such shares up to the amount specified on such terms. The obligations of the Sales Agent under the Sales Agreement, as amended, to sell our shares of common stock are subject to a number of conditions that we must meet.

The Sales Agent will provide written confirmation to us no later than the opening of the trading day immediately following the trading day on which shares of our common stock are sold under the Sales Agreement, as amended. Each confirmation will include the number of shares sold, the volume-weighted average price of the shares sold, the compensation payable by us to the Sales Agent with respect to such sales and the net proceeds payable to us. The settlement of sales of shares between us and the Sales Agent is generally anticipated to occur on the first trading day following the date on which the sale was made. Sales of our shares of common stock as contemplated in this prospectus supplement will be settled through the facilities of The Depository Trust Company or by such other means as we and the Sales Agent may agree. There is no arrangement for funds to be received in an escrow, trust or similar arrangement. We will report at least quarterly the number of shares of common stock sold through the Sales Agent under the Sales Agreement, as amended, the net proceeds to us and the compensation paid by us to the Sales Agent in connection with the sales of common stock.

We will pay the Sales Agent a commission based on the prevailing market rate of the aggregate gross proceeds we receive from each sale of our shares of common stock. Because there is no minimum offering amount required as a condition of this offering, the actual total public offering amount, commissions and proceeds to us, if any, are not determinable at this time. In addition, our internal legal and accounting expenses regarding this offering are estimated at $17,500.

In connection with the sale of common stock on our behalf, the Sales Agent will be deemed to be an “underwriter” within the meaning of the Securities Act, and the compensation paid to the Agent will be deemed to be underwriting commissions or discounts. We have agreed in the Sales Agreement to provide indemnification and contribution to the Sales Agent against certain civil liabilities, including liabilities under the Securities Act.

In the ordinary course of their business, the Sales Agent and/or its affiliates may in the future perform investment banking, broker-dealer, financial advisory or other services for us, for which they may receive separate fees.

The offering of shares of our common stock pursuant to the Sales Agreement, as amended, will terminate upon the earliest of (i) the sale of the maximum dollar amount of shares of common stock subject to the Sales Agreement, as amended, (ii) the termination of the Sales Agreement, as amended, by us or the Sales Agent, and (iii) the expiration of the shelf registration statement on Form S-3 (File No. 333-291727) on the third anniversary of the initial effective date of such registration statement.

To the extent required by Regulation M, the Sales Agent will not engage in any market making activities involving our common stock while the offering is ongoing under this prospectus supplement.

This summary of the material provisions of the Sales Agreement, as amended, does not purport to be a complete statement of its terms and conditions. A copy of the Sales Agreement was filed as an exhibit to the registration statement of which the Prospectus Supplement, as amended by this Amendment, forms a part. A copy of the amendment to the Sales Agreement will be filed as an Exhibit to a Current Report on Form 8-K we will file with the Securities and Exchange Commission and incorporated by reference into the registration statement of which the Prospectus Supplement, as amended by this Amendment, forms a part.

A Prospectus Supplement, this Amendment, and the Prospectus in electronic format may be made available on a website maintained by the Sales Agent, and the Sales Agent may distribute this Amendment, the Prospectus Supplement and the Prospectus electronically.

The transfer agent and registrar for our common stock is ClearTrust, LLC. The address for ClearTrust, LLC is 16540 Pointe Village Dr., Suite 210, Lutz, Florida 33558.

Our common stock is listed on the Nasdaq Capital Market under the symbol “VRAR.”

S-4

Up to $9,478,200

THE GLIMPSE GROUP, INC.

Common Stock

AMENDMENT NO. 1 PROSPECTUS SUPPLEMENT

WestPark Capital, Inc.

January 2, 2026